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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aradigm Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505103

(Cusip Number)

MPM BioEquities Adviser LLC
601 Gateway Boulevard, Suite 350
South San Francisco, CA 94080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505103

1.	Name of Reporting Person: MPM BioEquities Adviser LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 23,909,614 shares

		9.	Sole Dispositive Power: 1,363,632 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,909,614 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.6%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 038505103

1.	Name of Reporting Person: Kurt von Emster		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 23,909,614 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,363,632 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,909,614 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Name of Reporting Person: Robert W. Liptak		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 23,909,614 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,363,632 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,909,614 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Name of Reporting Person: Luke Evnin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: shares

		8.	Shared Voting Power: 23,909,614 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 11,363,632 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,909,614 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.6%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 038505103

1.	Name of Reporting Person: Ansbert Gadicke		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 23,909,614 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,363,632 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,909,614 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Name of Reporting Person: MPM BioEquities Master Fund L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 23,909,614 shares

		9.	Sole Dispositive Power: 1,363,632 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,909,614 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 038505103

1.	Name of Reporting Person: MPM BioEquities GP L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 23,909,614 shares

		9.	Sole Dispositive Power: 1,363,632 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,909,614 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 038505103

1.	Name of Reporting Person: MPM BioEquities GP LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 23,909,614 shares

		9.	Sole Dispositive Power: 1,363,632 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,909,614 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.6%

14.	Type of Reporting Person (See Instructions): CO

Schedule 13D

Item 1. Security and Issuer.

     This statement relates to the common stock, no par value (the “Common Stock”), of Aradigm Corporation (the “Issuer”) having its principal executive office at 3929 Point Eden Way, Hayward, CA 94545.

Item 2. Identity and Background.

     This statement is being filed by MPM BioEquities Adviser LLC (“MPM Adviser”), MPM BioEquities Master Fund, L.P. (“MPM”), MPM BioEquities GP L.P. (“MPM GP”), MPM BioEquities GP LLC (“MPM LLC”) and Kurt von Emster (“von Emster”), Robert W. Liptak (“Liptak”), Luke Evnin (“Evnin”) and Ansbert Gadicke (“Gadicke”) (collectively, the “Members”). MPM Adviser is the adviser of MPM, the direct and indirect general partners of which are MPM GP and MPM LLC. The Members are the individual members of MPM Adviser. MPM Adviser, MPM, MPM GP, MPM LLC and the Members are sometimes referred to collectively herein as the “Reporting Persons.”

     The address of the principal business office of MPM Adviser, MPM, MPM GP, MPM LLC, von Emster and Evnin is 601 Gateway Boulevard, Suite 350 South San Francisco, CA 94080 and the principal office of Liptak and Gadicke is 111 Huntington Avenue, 31st Floor Boston, MA 02199.

     MPM is a private investment vehicle formed for the purpose of investing in transactions arranged by MPM Adviser, a Delaware limited liability company and a public and private equity adviser specializing in investment and acquisition transactions. MPM has entered into an agreement with MPM Adviser whereby MPM Adviser has the sole voting and dispositive power of the shares held by MPM.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of MPM Adviser, MPM GP and MPM LLC were organized in Delaware, MPM was formed under the laws of Bermuda and each of the Members is a United States citizen.

     The Issuer and certain investors entered into a Securities Purchase Agreement, dated February 10, 2003 (the “Financing Purchase Agreement,” a copy of which is attached hereto as Exhibit 1), whereby the Issuer will sell approximately 18,992,391 shares of its Common Stock (the “Financing Shares”) and warrants to purchase approximately 4,273,272 share of Common Stock at an exercise price of $0.79 per share (the “Financing Warrants”) to such investors for an aggregate purchase price of $15,004,000 (the “Financing”). The Financing is subject to shareholder approval and certain other closing conditions.

     In connection with the Financing, MPM and certain other shareholders of the Issuer (the “Other Shareholders”) entered into a Voting Agreement, dated February 10, 2003 (the “Voting Agreement,” a copy of which is attached hereto as Exhibit 2), providing, among other things, that each of MPM and the Other Shareholders would vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Financing, the Financing Purchase Agreement and that certain Warrant Repricing Agreement, dated as of February 10, 2002, by and among the Issuer and certain parties thereto (the “Warrant Repricing Agreement,” a copy of which is attached hereto as Exhibit

10

3) providing, among other things, that the Issuer is obligated, upon the consummation of the Financing, to cancel certain warrants to purchase up to 4,016,024 shares of Common Stock, at an exercise price of $6.97 per share, issued to certain parties and reissue new warrants to the holders thereof at a lower exercise price of $1.12 per share. As a result of the execution of the Voting Agreement, MPM and the Other Shareholders may be considered a “group” (a “Group”) for the purposes of Regulation 13D of the Securities and Exchange Act of 1934 (the “Act”). See Items 4, 5 and 6 for more details regarding the Financing, the Voting Agreement and the Warrant Repricing Agreement.

Item 3. Source and Amount of Funds or Other Consideration.

     MPM purchased 206,611 shares (the “Preferred Shares”) of Series A Convertible Preferred Stock (the “Preferred Stock”) from the Issuer in a private transaction on December 14, 2001 for a total purchase price of $4,999,986.20; which Preferred Shares are presently convertible into an aggregate of 826,444 shares of Common Stock. The working capital of MPM was the source of the funds for the purchase. No part of the purchase price paid by MPM was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Shares. In connection with the purchase of the Preferred Shares, MPM also received a warrant to purchase 537,188 shares (the “Warrant Shares”) of Common Stock which warrant is presently exercisable.

     Each of the Other Shareholders is the record holder or beneficially owns the shares of capital stock of the Issuer and warrants or options to purchase Common Stock as follows: (i) Novo Nordisk Pharmaceuticals, Inc. beneficially owns 7,868,369 shares of Common Stock; (ii) State Street Research Aurora Fund beneficially owns 1,282,500 shares of Common Stock; (iii) State Street Research Aurora Portfolio beneficially owns 295,900 shares of Common Stock; (iv) State Street Research Health Sciences Fund beneficially owns 288,100 shares of Common Stock; (v) New Enterprise Associates 10, Limited Partnership beneficially owns 2,489,585 shares of Common Stock , 1,033,057 shares of Preferred Stock and warrants to purchase 2,934,906 shares of Common Stock; (vi) Domain Public Equity Partners, LP beneficially owns 128,000 shares of Common Stock, 154,958 shares of Preferred Stock and warrants to purchase 402,890 shares of Common Stock; (vii) Camden Partners Strategic Fund II-A, LP beneficially owns 141,600 shares of Preferred Stock and warrants to purchase 368,160 shares of Common Stock; (viii) Ursus Offshore Limited beneficially owns 198,900 shares of Common Stock; and (ix) Richard Thompson beneficially owns 300,212 shares of Common Stock and options to purchase 670,000 shares of Common Stock. The shares of capital stock and warrants to purchase Common Stock held by the Other Shareholders as set forth above shall hereinafter be referred to herein as the “Other Shareholders Securities.” The information regarding the Other Shareholders Securities set forth above is based on the information provided by each of the Other Shareholders as to its respective holdings of capital stock of the Issuer and as set forth in Exhibit A to the Voting Agreement and upon certain information delivered by the Issuer to the Reporting Persons. As MPM and the Other Shareholders may be considered a Group, each of the Reporting Persons may be deemed to beneficially own the Other Shareholders Securities. Each share of Preferred Stock held by each of the Other Shareholders is presently convertible into four shares of Common Stock. Each warrant held by each of the Other Shareholders is presently exercisable. Each option held by the Other Shareholders is presently exercisable.

Item 4. Purpose of Transaction.

     MPM acquired the Preferred and Warrant Shares for investment purposes. MPM entered into the Voting Agreement in connection with the Financing. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, MPM may dispose of or acquire additional shares of Common Stock. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The Financing is contingent upon certain closing conditions, including the approval of the Company’s shareholders. On February 11, 2003, the Company filed a preliminary proxy statement (the “Preliminary Proxy”) with the Securities and Exchange Commission pursuant to which the Company will solicit shareholder approval of the Financing. Based upon information regarding the outstanding capital stock of the Issuer as of February 11, 2003 set in the Preliminary Proxy and the information set forth in Exhibit A to the Voting Agreement, MPM and the Other Shareholders, together, hold approximately 48.5% of the voting power of the Issuer. Each of MPM and the Other Shareholders has agreed, pursuant to the terms of the Voting Agreement, to vote all shares of voting capital stock registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Financing. MPM and the Other Shareholders have no further obligations to vote or otherwise act together after the closing of the Financing. The closing of the Financing is scheduled to occur promptly after the date of the special shareholders meeting and once all other conditions to closing of the Financing have been met.

MPM is the record owner of the Preferred Shares (i.e., 206,611 shares of Preferred Stock) which are presently convertible into 826,444 shares of Common Stock. As the sole general partner of MPM, MPM GP may be deemed to own beneficially the Preferred Shares. As the sole general Partner of MPM GP, MPM LLC may be deemed to own beneficially the Preferred Shares.

MPM holds warrants to purchase 537,188 shares of Common Stock, which warrants are immediately exercisable. As the sole general partner of MPM, MPM GP may be deemed to own beneficially the Preferred Shares. As the sole general Partner of MPM GP, MPM LLC may be deemed to own beneficially the Warrant Shares.

If MPM and the Other Shareholders are not deemed a Group, then the Reporting Persons may be deemed to own beneficially 4.19% of the Common Stock of the Issuer, which percentage is calculated based upon 32,521,244 shares of Common Stock reported in the Preliminary Proxy to be outstanding by the Issuer as of February 11, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

The Other Shareholders collectively hold 12,851,566 shares of Common Stock, 1,329,615 shares of Preferred Stock, warrants to purchase Common which are presently convertible into 4,375,956 shares of Common Stock and exercisable options to purchase 670,000 shares of Common Stock. As a result of entering into the Voting Agreement, MPM and the Other Shareholders may be considered a Group and thus MPM, MPM GP, as the sole general partner of MPM, and MPM LLC as the sole General Partner of MPM GP, may be deemed to own beneficially the Other Shareholders Securities.

The Reporting Persons may be deemed to own beneficially 56.6% of the Common Stock of the Issuer, which percentage is calculated based upon 42,215,660 shares of Common Stock reported in the Preliminary Proxy to be outstanding by the Issuer as of February 11, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act. The Reporting Persons, except MPM, disclaims beneficial ownership of the Preferred and Warrant Shares. Each of the Reporting Persons disclaims beneficial ownership of the Other Shareholders Securities.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person.

(ii)	shared power to vote or to direct the vote:

23,909,614 shares for each Reporting Person (of which MPM is the record holder of 1,363,632 shares including shares to be issued upon the conversion of the Preferred Shares and the issuance of the Warrant Shares upon exercise of certain warrants held by MPM).

(iii)	sole power to dispose or to direct the disposition:

1,363,632 shares for each Reporting Person (of which MPM is the record holder of 1,363,632 shares including shares to be issued upon the conversion of the Preferred Shares and the issuance of the Warrant Shares upon exercise of certain warrants held by MPM).

(iv)	shared power to dispose or to direct the disposition:

0 shares for each Reporting Person.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days. To the Knowledge of the Reporting Persons, no Other Shareholder has effected any transaction in the Common Stock in the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record, Preferred or Warrant Shares beneficially owned by any of the Reporting Persons. To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Other Shareholders Securities beneficially owned by any of the Other Shareholders.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     In connection with the Financing, MPM and the Other Shareholders entered into the Voting Agreement, wherein each of the parties thereto agreed to vote all of the shares of voting capital stock of the Issuer registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) in favor of: (i) the Financing: (ii) the execution, delivery and performance by the Issuer of the Financing Purchase Agreement; (iii) the execution, delivery and performance by the Issuer of the Warrant Repricing Agreement; and (iv) the approval of the terms of and in favor of the other actions contemplated by the Financing Purchase Agreement and the Warrant Repricing Agreement and any action required in furtherance thereof; provided, however, that no party to the Voting Agreement shall be required to vote its shares of voting capital stock of the Issuer as provided above if the terms of the Financing, the Financing Purchase Agreement or the Warrant Repricing Agreement are materially changed or amended after February 10, 2003 and such party reasonably believes that such change or amendment is adverse to the rights or the interest of the Company or such party.

     MPM and the Other Shareholders own, in the aggregate, approximately 48.5% of the outstanding voting capital stock of the Issuer on an as-converted basis. The holders of Preferred Stock are entitled to 4 votes per share of Preferred Stock on any matter that requires the approval of the shareholders of the Issuer, while holders of Common Stock are entitled to one vote per share of Common Stock.

     The Voting Agreement terminates on the earlier of: (i) the consummation of the Financing; (ii) the date on which the parties to the Voting Agreement terminate it by written consent of MPM and a majority in interest of the Other Shareholders; (iii) upon the termination of the Financing Purchase Agreement; and (iv) April 30, 2003.

     The Financing Purchase Agreement sets forth the terms of the Financing whereby the Issuer will sell approximately 18,992,391 shares of its Common Stock (i.e., the Financing Shares) and warrants to purchase approximately 4,273,272 share of Common Stock at an exercise price of $0.79 per share (i.e., the Financing Warrants) to the investor-parties thereto for an aggregate purchase price of $15,004,000 (i.e., the Financing). The Issuer agreed, pursuant to the Financing Purchase Agreement, to use its best efforts to register the Financing Shares and the Common Stock issuable upon the exercise of the Financing Warrants on a Form S-3 under the Securities Act of 1933 as amended, within thirty (30) days of the closing of the Financing. The Financing is subject to shareholder approval and certain other closing conditions.

     In connection with the Financing, the Issuer and certain holders of warrants to purchase 4,016,024 shares of Common Stock at $6.97 per share (the “Existing Warrants”) entered into the Warrant

Repricing Agreement. Pursuant to the terms of the Warrant Repricing Agreement and as an inducement to the holders of the Existing Warrants to participate in the Financing, the parties to the Warrant Repricing Agreement agreed to cancel the Existing Warrants and issue in their place, on a one to one basis, new warrants to purchase shares of Common Stock (the “Repriced Warrants”). The Repriced Warrants have an exercise price of $1.12 per share and may only be exercised for cash (in contrast to the terms of the Existing Warrants that provided for a “cashless” exercise feature).

Item 7. Material to be Filed as Exhibits.

     Exhibit 1 – Securities Purchase Agreement dated February 10, 2003.

     Exhibit 2 – Voting Agreement dated February 10, 2003.

     Exhibit 3 – Warrant Repricing Agreement dated February 10, 2003.

     Exhibit 4 – Agreement regarding filing of joint Schedule 13D.

(1)  Includes shares held through an entity advised and/or managed by MPM BioEquities Adviser LLC (“MPM Adviser”) and the general partners of such entity. MPM Adviser is the adviser of MPM BioEquities Master Fund L.P., the direct and indirect general partners of which are MPM BioEquities GP L.P. and MPM BioEquities GP LLC. The shares are held of record by MPM BioEquities Master Fund L.P. Includes 206,611 shares of Series A Convertible Preferred Stock convertible into 826,444 shares of Common Stock and 537,188 shares of Common Stock exercisable within 60 days of February 10, 2003.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2003

MPM BIOEQUITIES ADVISER LLC		MPM BIOEQUITIES GP LLC

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

MPM BIOEQUITIES MASTER FUND L.P. By: MPM BIOEQUITIES GP L.P., its General Partner		MPM BIOEQUITIES GP L.P. By: MPM BIOEQUITIES GP LLC its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

/s/ Kurt von Emster
Kurt von Emster

/s/ Robert W. Liptak
Robert W. Liptak

/s/ Luke B. Evnin
Luke B. Evnin

/s/ Ansbert Gadicke
Ansbert Gadicke

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

     Exhibit 1 – Securities Purchase Agreement dated February 10, 2003.

     Exhibit 2 – Voting Agreement dated February 10, 2003.

     Exhibit 3 – Warrant Repricing Agreement dated February 10, 2003.

     Exhibit 4 – Agreement regarding filing of joint Schedule 13D.